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                              April 20, 2022

       Drake Mills
       Chief Executive Officer
       Origin Bancorp, Inc.
       500 South Service Road East
       Ruston, LA 71270

                                                        Re: Origin Bancorp,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 13,
2022
                                                            File No. 333-264279

       Dear Mr. Mills:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Opinion of BTH's Financial Advisor, page 50

   1. Please disclose here and on page 62 the financial projections provided by BTH's and
                                                        Origin's management and
used by Piper Sandler and Stephens to perform their respective financial analyses.
       Exhibits

   2. Please file the voting agreements referenced as Exhibit B and Exhibit C to Annex A as exhibits to your
registration statement.
   3. Please file the consent of each director nominee as an exhibit to your registration statement. Refer to
Rule 438 of Regulation C.
 Drake Mills
Origin Bancorp, Inc.
April 20, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams, Acting Legal
Branch Chief, at (202) 551-3217 with any questions.



                                                           Sincerely,
FirstName LastNameDrake Mills
                                                           Division of
Corporation Finance
Comapany NameOrigin Bancorp, Inc.
                                                           Office of Finance
April 20, 2022 Page 2
cc:       Kevin Strachan, Esq.
FirstName LastName